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                 May 18, 2022

       Michael Jaffa
       Chief Operating Officer and General Counsel
       Genius Brands International, Inc.
       190 N. Canon Drive, 4th Floor
       Beverly Hills, CA 90210

                                                        Re: Genius Brands
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on May 12,
2022
                                                            File No. 333-264870

       Dear Mr. Jaffa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services